EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of SPX Corporation on Form S-8 of our report dated September 4, 2003 (which report expresses an unqualified opinion and contains explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001, the adoption of SFAS No. 142, Goodwill and Other Intangible Assets on January 1, 2002, the adoption of SFAS No. 145, Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections on July 1, 2002, the discontinued operations treatment of a subsidiary sold in June 2003, and the revisions of Notes 1 and 16) appearing in the Annual Report on Form 10-K/A-2 of SPX Corporation for the year ended December 31, 2002.

/S/ Deloitte Touche LLP

September 22, 2003

Charlotte, North Carolina